Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

PRESS RELEASE

Contact:

Mary E. Chowning, CFO

(616) 257-2777

mchowning@xrite.com

X-RITE ANNOUNCES DEFINITIVE FINAL RESULTS OF ITS OFFER FOR ALL

REGISTERED SHARES OF AMAZYS HOLDING AG

SHARES TENDERED TO X-RITE IN THE OFFER REPRESENT 99.6% OWNERSHIP

INTEREST IN AMAZYS

Grandville, Michigan, June 19, 2006 – X-Rite, Incorporated (Nasdaq: XRIT) announced today the definitive final results of X-Rite’s offer to purchase all of the outstanding registered shares of Amazys Holding AG (“Amazys”) for the purchase price of CHF 77 per Amazys share plus 2.11 shares of X-Rite stock per Amazys share (“Offer”). The additional acceptance period for the Offer expired at 4:00 p.m., Central European time, 10:00 a.m., Eastern Daylight time, on Tuesday, June 13, 2006.

Based on information provided by Lombard Odier Darier Hentsch & Cie, the tender agent for the Offer, as of the expiration of the additional acceptance period, 3,417,682 Amazys shares, representing 99.6% of the 3,433,066 Amazys shares outstanding on a fully diluted basis to which the Offer pertains, have been tendered to X-Rite.

The exchange of Amazys shares for shares of X-Rite common stock and cash is expected to take place on July 5, 2006. Shares of X-Rite common stock to be issued pursuant to the Offer have been authorized for listing on the Nasdaq Stock Market. X-Rite has applied for a secondary listing of its shares of common stock on the SWX Swiss Exchange. X-Rite expects these shares to begin trading on the SWX Swiss Exchange immediately following the consummation of the Offer.

X-Rite intends promptly to initiate the compulsory acquisition process under Swiss law. Under the Swiss compulsory acquisition process, subject to approval by the relevant Swiss authorities, each Amazys share that remains outstanding will be cancelled and converted into the right to receive the Offer consideration.

The Offer remains subject to the satisfaction of certain conditions, including approval by X-Rite shareholders of the issuance of shares of X-Rite common stock in connection with the Offer.

About X-Rite:

X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data. The Company serves a broad range of industries, including graphic arts, digital imaging, industrial and retail color matching, and medical. X-Rite is global, with 20 offices throughout Europe, Asia, and the Americas, serving customers in 100 countries. Visit www.xrite.com for more information.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, and has also filed exchange offer materials with the Swiss Takeover Board. Final exchange offer materials and certain other offer documents are available to all shareholders of Amazys at no expense to them. The exchange offer materials are also available for free at the SEC’s website at www.sec.gov. Amazys shareholders are urged to read the relevant exchange offer documents, including the final prospectus, as well as any amendments or supplements to those documents, because they contain important information.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration on June 30, 2006, and X-Rite has filed with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement seeking approval from X-Rite shareholders of the proposed transaction was sent to X-Rite shareholders on or about May 9, 2006. The proxy statement is also available for free at the SEC’s website (www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s shareholders in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants is included in Part III of the Company’s Annual Report on Form 10-K/A for the 2005 fiscal year of the company. Copies of this filing are available at the SEC’s website.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that are incorporated by reference in the proxy statement and the registration statement can also be obtained, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of X-Rite common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

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